March 9, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re: Applied Minerals, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 14, 2014

File No. 000-31380

Dear Ms. Jenkins:

This letter serves as a revision to the correspondence originally submitted by Applied Minerals, Inc. (the “Company”) on January 22, 2015. The revision comprises of including information that was previously redacted in responses to Comments 2 and 3.

Applied Minerals, Inc. (the “Company”) provides the following responses (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 14, 2014, relating to the above-referenced filing.

In response to the Comment Letter and to facilitate review, we have repeated the text of each of the Staff’s comments in italics below and have followed each italicized comment with the Company’s response.

Pursuant to the provisions of the Rules of Practice of the Commission contained under 17 C.F.R. § 200.83 (“Rule 83”), the Company has supplementally furnished and requests confidential treatment for the redacted information in Supplement 1 and Supplement 2 (the redacted information being the “Material”). The Material included in Supplements 1 and 2 has been omitted from the Company’s filing on EDGAR and is filed separately with the Staff. The fact of redaction is noted on pages CTR 4 and CTR 5 of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request of the Material. If you have any questions regarding the confidential treatment request, please contact William Gleeson by telephone at 212.226.4251 or by email at wgleeson@appliedminerals.com.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

1.

Your proposed revisions in response to prior comment 2 do not appear to address our comment in its entirety; thus, we partially reissue the comment. Please further revise your draft of the proposed disclosures to clearly describe, if true, that the source of your revenue is primarily sales of halloysite clay and iron oxide product samples for testing or scale up trials by customers.

We have discussed this issue with the Staff and we will include in future filing the percentages of sales attributable to sales of samples for testing of our products, sales for customer scale-ups (determining whether the customer’s products can be produced satisfactorily using our products in customer’s commercial production equipment), sales to customers for commercial production (for use in products sold to customers). The percentages for 2013 and 2014 are as indicated in the chart below. The “other” classification is used where the Company does not know the customer’s use of the Company’s product. It should be noted that the Company sometimes does not charge or charges reduced rates for samples for testing.

	Percentages of Sales Classified by Customer Use
	2013	2014
Sales for:
Commercial Production	69%	70%
Scale-Ups	17%	26%
Testing	4%	2%
Other	10%	2%
Total	100%	100%

The Company will continue to provide information as to such percentages until such time that the percentages for testing and scale-ups become de minimus.

Item 8. Consolidated Financial Statements and Supplementary Data Notes to the Consolidated Financial Statements

Note 4 - Property and Equipment, page 35

2.

We read your responses to prior comments 2 and 3. You state one of the significant factors you would have to overcome before you would be able to establish reserves is demonstrating your ability to penetrate markets. In light of your current inability to penetrate markets and generate ongoing material revenue streams from your customers, please provide us with detailed support for the assumptions used in Supplement A to demonstrate the probable future economic benefits of your capitalized costs. In doing so, please tell us about material customer contracts you have in place, letters of intention or other compelling evidence that supports your assumptions.

Confidential Treatment Requested under Rule 83

Supplement A consisted of a projection that is supported by revenue assumptions arising out of current client interactions, including emails received from clients; phone conversations with clients; and also a smaller portion relating to recent sales trends with certain customers. Enclosed as part of Supplement 1 are the following:

1.	A table summarizing such client interactions, which has been presented to our Board of Directors at least quarterly;
2.	Copies of emails received from the client;
3.	Letters of intent from key distributors, including [Material as to which confidential treatment is requested by Applied Minerals, Inc. is redacted here.]

The markets for our key products were itemized in our annual shareholder’s presentation last December and posted on our website. As stated in previous correspondence, we believe there is higher probability of earlier penetration in the iron oxide market, but significant opportunities in both products.

Below are the key cost assumptions utilized in Supplement A:

[Material as to which confidential treatment is requested by Applied Minerals, Inc. is redacted here.]

We believe that the above information demonstrates compelling evidence that supports our projections for the future and the capitalization of our fixed assets for the new mill.

3.

In your response to prior comment 3, you present a table containing the amounts capitalized for the new mill by category. Please provide us a description of the laboratory equipment and tell us how it will be used.

The laboratory equipment purchased will enable the Company to conduct qualitative, quantitative and structural analyses of our halloysite clay and iron oxide products during various stages of our production and milling processes.  Through direct customer interaction and feedback, the Company considers various factors, including, but not limited to, particle size, color, density and moisture content, in determining the optimal product that will benefit our customer in various industries.  Historically we have utilized a third party service to test our product, but we are internalizing this function for greater efficiency, quality control and reduced cost.

The key laboratory equipment purchased mainly consist of the following:

[Material as to which confidential treatment is requested by Applied Minerals, Inc. is redacted here.]

For your benefit, we have also enclosed the brochures relating to the aforementioned equipment herein.

Confidential Treatment Requested under Rule 83

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the undersigned, you may contact me at (212) 226-4232 or William Gleeson, our general counsel at (212) 226-4251.

Very truly yours,

/s/ Nat Krishnamurti

Chief Financial Officer

Confidential Treatment Requested under Rule 83

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